Exhibit 12.1

VERSO PAPER HOLDINGS LLC

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Year Ended December 31,
(Dollars in thousands)	2013	2012	2011	2010	2009
Earnings (Loss):
Net (loss) income	$(111,152)	$(166,170)	$(122,529)	$(125,480)	$80,702
Amortization of capitalized interest	552	422	249	167	152
Capitalized interest	(1,269)	(3,500)	(3,685)	(1,268)	(396)
Fixed charges (below)	143,138	134,471	128,441	126,105	118,768

Earnings (loss) adjusted for fixed charges	$31,269	$(34,777)	$2,476	$(476)	$199,226

Fixed charges:
Interest expense	$138,626	$127,943	$122,213	$122,528	$116,130
Capitalized interest	1,269	3,500	3,685	1,268	396
Portion of rent expense representative of interest	3,243	3,028	2,543	2,309	2,242

Total fixed charges	$143,138	$134,471	$128,441	$126,105	$118,768

Ratio of earnings to fixed charges	—	—	—	—	1.68
Coverage deficiency	$111,869	$169,248	$125,965	$126,581	$—